Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.’S BERMUDA HOTELS
SUSTAIN DAMAGES FROM HURRICANE

TORONTO, September 8, 2003 — Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) announced today that its two Bermuda properties have suffered considerable damage during Hurricane Fabian, the most powerful storm to hit Bermuda in almost 80 years. FHR is pleased to report that all hotel guests and employees at both properties are safe and no injuries were sustained.

The Fairmont Southampton was the more seriously affected of the two properties and will be closed for a period currently estimated to be between two and six months. In particular, the roof and a number of guestroom floors were damaged and the property’s public areas have suffered water damage. The Fairmont Hamilton Princess was also affected but to a lesser extent and remains open for business. Approximately 25% of the guestrooms at The Fairmont Hamilton Princess have sustained water damage and are currently out of service.

Members of FHR’s design and construction team are onsite in Bermuda and are currently assessing the damage. FHR has extensive insurance coverage for both property damage and business interruption and currently estimates that it will incur costs of approximately $5 to $10 million, net of insurance recoveries.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contacts:	M. Jerry Patava Executive Vice President and Chief Financial Officer Tel: 416.874.2450	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com